13 July 2002
Number: 39/02

BHP BILLITON ANNOUNCES FINAL PRICE AND ALLOCATION POLICY FOR THE
BHP STEEL SHARE OFFER

The BHP Steel Share Offer closed at 5.00pm Friday 12 July 2002.
BHP Billiton Limited determined a Final Price for the Retail Offer and Institutional Offer of $2.80 per Share following consultation with the Joint Global Coordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

All successful Applicants under the Offer to BHP Billiton Limited
Shareholders have been allocated Shares as follows:

- applications up to and including $5,000 will receive 100% of the amount applied for;
and
- applications in excess of $5,000 will receive $5,000 worth of BHP Steel shares plus 30% of the amount applied for in excess of $5,000.

Applicants under the General Public Offer will not receive any allocation.

Applicants who have accepted an allocation of Shares under the Broker Firm Offer have been satisfied in full. Applicants under the Broker Firm Offer can confirm their allocations with their broker.

Successful Applicants under the Institutional Offer will be advised of their allocations directly by the Joint Global Coordinators, ABN AMRO Rothschild and Credit Suisse First Boston.

Selling Shareholders (which includes BHP Billiton Limited, Ineligible Overseas Shareholders, Shareholders who elected to sell utilising a Sell Form and Institutional Selling Shareholders) elected to sell approximately 130 million BHP Steel Shares, representing approximately 16% of BHP Steel's issued capital, through the Sale Facility. Those Selling Shareholders who offered BHP Steel Shares for sale under the Sale Facility have had their offer satisfied in full.

Holding statements, refund cheques and sale proceeds will be dispatched on Wednesday 24 July 2002.

Trading in BHP Steel Shares is expected to commence on a conditional and deferred settlement basis at 11.30am on Monday 15 July 2002 under the ASX code BSL. Normal trading is expected to commence on Thursday 25 July 2002.

Applicants requiring any further information relating to the BHP Steel Share Offer, should contact the BHP Steel Share Information Centre on 1300 855 998.


Further information can be found on our Internet site:
http://www.bhpbilliton.com


Australia
Andrew Nairn, Investor Relations
Tel:    +61 3 9609 3952
Mobile: +61 408 313 259
mailto:Andrew.W.Nairn@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel:    +44 20 7747 3956
mailto:Mark.T.Lidiard@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia